[GRAPHIC OMITTED]
                                    VocalTec


                  VocalTec Announces Third Quarter 2005 Results

HERZLIA, Israel, November 18, 2005 - VocalTec Communications Ltd. (Nasdaq:
VOCL), a telecom equipment provider offering packet voice solutions for carriers and service providers, today reported results for the third quarter ended September 30, 2005.

Revenues for the third quarter of 2005 were $0.6 million, compared with $1.4 million in the second quarter of 2005 and $1.2 million in the third quarter of 2004. According to U.S. GAAP, net loss in the third quarter of 2005 was $1.0 million, or $0.07 per share, compared with net loss of $2.4 million, or $0.16 per share in the second quarter of 2005, and compared with a net loss of $2.9 million, or $0.19 per share, in the third quarter of 2004. The decrease in the net loss for the third quarter of 2005 compared to the net loss for the second quarter of 2005 is partially attributed to a tax refund due in the fourth quarter of 2005 amounting to approximately $1.1 million.

Gross margin was 56% in the third quarter of 2005, compared to 52% in the second quarter of 2005 and 31% in the third quarter of 2004. Operating expenses were $2.3 million in the third quarter of 2005, compared to $3.2 million in the second quarter of 2005 and $3.2 million in the third quarter of 2004. The operating loss was $2.0 million in the third quarter of 2005, compared to $2.5 million in the second quarter of 2005 and $2.9 million in the third quarter of 2004.

At the end of the third quarter of 2005, cash, cash equivalents and short-term investments totaled $0.7 million (after receipt of the $1.0 million loan received in July 2005 from Deutsche Telekom), compared with $1.7 million at the end of the second quarter of 2005.



About VocalTec Communications Ltd.

VocalTec is a telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base includes Deutsche Telekom, Intelcom San Marino (a subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Softswitch Platform offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN. www.vocaltec.com

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:
VocalTec
Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      All data in thousands of U.S. dollars


                                                         Three months ended                 Nine months ended
                                                            September 30                      September 30
                                                    -----------------------------        ------------------------
                                                    -----------------------------        ------------------------
                                                         2005           2004                2005        2004
                                                    --------------- -------------        ----------- ------------
                                                       Unaudited      Unaudited           Unaudited    Unaudited
Sales
   Products                                                    128           703              1,404        2,620
   Services                                                    491           498              1,688        1,705
                                                    --------------- -------------        ----------- ------------
                                                               619         1,201              3,092        4,325

Cost of Sales
   Products                                                     74           456                606        1,563
   Services                                                    196           372                924        1,202
                                                    --------------- -------------        ----------- ------------
                                                               270           828              1,530        2,765
                                                    --------------- -------------        ----------- ------------
       Gross profit                                            349           373              1,562        1,560
                                                    --------------- -------------        ----------- ------------

Operating Expenses:
  Research and development, net                                690           936              3,120        3,261
  Selling and Marketing                                        971         1,653              3,605        5,833
  General and administrative                                   675           660              1,878        2,231
                                                    --------------- -------------        ----------- ------------
      Total Operating Expenses                               2,336         3,249              8,603       11,325
                                                    --------------- -------------        ----------- ------------

      Operating loss                                       (1,987)       (2,876)            (7,041)      (9,765)
                                                    --------------- -------------        ----------- ------------

Other income (expense), net                                     88            18                386           52
Financial income (expense), net                               (12)          (15)               (19)          106
                                                    --------------- -------------        ----------- ------------


Loss before tax benefit (income taxes)                     (1,911)       (2,873)            (6,674)      (9,607)
Tax benefit (income taxes)                                     925          (56)              1,096        (120)

                                                    --------------- -------------        ----------- ------------
Net loss                                                     (986)       (2,929)            (5,578)      (9,727)
                                                    =============== =============        =========== ============

Basic and diluted net loss per ordinary share:

     Basic and diluted net loss                             (0.07)        (0.19)             (0.37)       (0.68)
                                                    =============== =============        =========== ============

Weighted average number of ordinary shares used in
computing basic and diluted net loss per share
amounts (in thousands)                                      15,087        15,024             15,086       14,353
                                                    =============== =============        =========== ============


                              VOCALTEC COMMUNICATIONS LTD.
                              CONSOLIDATED BALANCE SHEETS
                   (In thousands of U.S. dollars except share data)



                                                     September 30       December 31
                                                         2005               2004
                                                    ---------------   -------------
                                                       Unaudited


Current Assets
  Cash, cash equivalents and short term
  investments                                                  664         7,886
  Trade receivables, net                                       237           175
  Other receivables                                          1,494           982
  Severance pay funds                                          784             0
  Inventories                                                  529           471
                                                    --------------- -------------
       Total Current Assets                                  3,708         9,514
                                                    --------------- -------------

Severance pay funds                                            482         2,113
                                                    --------------- -------------

Equipment, Net                                                 765         1,070
                                                    --------------- -------------


                   Total Assets                              4,955        12,697
                                                    =============== =============



Current Liabilities
  Trade payables                                               964         1,133
  Accrued expenses and other liabilities                     1,938         3,011
  Accrued severance pay                                      1,068             0
  Loan from shareholder                                      1,000             0
  Deferred revenues                                            253           886
                                                    --------------- -------------
                                                             5,223         5,030
                                                    --------------- -------------

Long Term Liabilities
   Accrued severance pay                                       511         2,871
                                                    --------------- -------------
                                                               511         2,871
                                                    --------------- -------------

          Total Liabilities                                  5,734         7,901
                                                    --------------- -------------


Shareholders' Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 50,000,000 shares;
         Issued and outstanding - 15,086,523 as
of September 30, 2005 and 15,081,523
as of December 31, 2004                                         42            42
   Additional paid-in capital                              106,903       106,900
   Accumulated deficit                                   (107,724)     (102,146)
                                                    --------------- -------------
        Total Shareholders' Equity                           (779)         4,796
                                                    --------------- -------------

     Total Liabilities and Shareholders' Equity              4,955        12,697
                                                    =============== =============

